Supplement dated November 13, 1998

This Supplement should be retained with the current Prospectus for your variable annuity contract issued by American Skandia Life Assurance Corporation ("American Skandia"). If you do not have a current prospectus, please contact American Skandia at 1-800-SKANDIA.

Notice of Proxy
Contract   Owners  with  Account  Value   allocated  to  the  Founders   Capital
Appreciation Sub-account as of November 13, 1998 ("record date") will be receiving a solicitation of proxy as beneficial owners of units of the respective Sub-accounts that invest in underlying shares of the Founders Capital Appreciation portfolio of American Skandia Trust ("shareholders").

Shareholders of the Founders Capital Appreciation portfolio are being asked to appoint Janus Capital Corporation as the new portfolio sub-advisor and to change the portfolio's investment objective and certain fundamental investment restrictions. In connection with the proposed changes, the portfolio's name will be changed to "AST Janus Small-Cap Growth."

Contract Owners who choose to allocate Account Value to the Founders Capital Appreciation Sub-account after the record date will not receive a proxy solicitation and will not be entitled to vote on the change outlined above. Contract Owners should take this into consideration if they are considering allocating Account Value to the Founders Capital Appreciation Sub-account.



Wells VA+, Wells XT, Wells VA Flex, GAL3 (11/98)